Mail Stop 3720

January 5, 2007

Morton Reed
President
LitFunding Corp.
6375 S. Pecos Road, Suite 217
Las Vegas, Nevada 89120

> **Re:** **LitFunding Corp.**
> **Form SB-2**
> **File No. 333-139234**
> **Filed December 11, 2006**

Dear Mr. Reed:

We have limited our review of your filing to the issue that we have addressed in our comments. We think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. Given the nature and size of the transaction being registered for resale by Imperial Capital Holdings LLC (e.g., you are registering approximately 50% of the number of shares currently issued and outstanding prior to this offering), advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

2.  Your disclosure focuses solely on your litigation funding business.  Although this is your primary business, you should discuss your other businesses operated through Global Universal Film Group and Easy Money Express.  Expand you discussion of your "Overview and Outlook" to explain how these businesses fit into your overall business plan and what the impact of them have been on your results of operations and liquidity.

Promissory Notes, page 40

3.  Update the information in this section to reflect whether notes due have been paid or extended.

4.  File the promissory note with Imperial Capital Holdings as an exhibit to the registration statement.  See Item 601(b)(4) of Regulation S-B.  Tell us in your response letter what the consequences to the company are in case of default.

Investment Agreement with Imperial Capital Holdings, page 41

5.  We note that the company first entered into the investment agreement with Imperial Capital Holdings on January 16, 2006, but this agreement was terminated on July 28, 2006.  Expand the disclosure here to briefly note this earlier agreement, highlight the reasons why it was terminated and how it differed from the current agreement.

Executive Compensation, page 47

6.  Update your executive compensation information for 2006.

Signatures, page II-11

7.  Please identify the individual signing as your principal accounting officer or controller in your amendment.  See Instruction 1 for signatures  to Form SB-2.

*     *     *     *

As appropriate, please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a

company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that
they have made.

Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

> • should the Commission or the staff, acting pursuant to delegated authority, declare the
> filing effective, it does not foreclose the Commission from taking any action with
> respect to the filing;

> • the action of the Commission or the staff, acting pursuant to delegated authority, in
> declaring the filing effective, does not relieve the company from its full responsibility
> for the adequacy and accuracy of the disclosure in the filing; and

> • the Company may not assert this action as a defense in any proceeding initiated by the
> Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information
you provide to the staff of the Division of Corporation Finance in connection with our review of
your filing or in response to our comments on your filing. We will consider a written request for
acceleration of the effective date of the registration statement as confirmation of the fact that those
requesting acceleration are aware of their respective responsibilities under the Securities Act of
1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of
the securities specified in the above registration statement. We will act on the request and, pursuant
to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for further
review before submitting a request for acceleration. Please provide this request at least two
business days in advance of the requested effective date.

Please contact me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director